UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

PSI Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

69362W106
(CUSIP Number)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 2401 E. 2nd Avenue, Suite 600 Denver, CO 80206 (303) 302-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

SCHEDULE 13D

CUSIP No. 69362W106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,952,779 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,952,779 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,952,779 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 69362W106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,952,779 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,952,779 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,952,779 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 69362W106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,952,779 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,952,779 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,952,779 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

This Amendment No. 1 amends the information provided in a prior Schedule 13D (the “Prior Schedule 13D”) filed with the Securities and Exchange Commission by Lazarus Partners, Lazarus Management and Justin B. Borus (collectively, the “Reporting Persons”) on January 6, 2011 relating to the shares of common stock, par value $0.001 per share of PSI Corporation.  This Amendment No. 1 reflects an increase in Reporting Persons’ beneficial ownership resulting from the issuance of additional shares of common stock by the Issuer to the Reporting Persons in connection with an amendment to a promissory note.

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of PSI Corporation, a Nevada corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 7222 Commerce Center Drive, Suite 210, Colorado Springs, Colorado 80919.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the investment adviser and general partner of Lazarus Partners, and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners. Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 2401 E. 2nd Avenue, Suite 600, Denver, Colorado 80206. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the common stock come from personal funds of Lazarus Partners.  Additionally shares of common stock were acquired as interest payments on a promissory note, in connection with anti-dilution adjustments and in consideration for promissory note extensions.  No borrowed funds were used to purchase the common stock.

Item 4.  Purpose of Transaction.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, Lazarus Partners may be deemed to be the beneficial owner of an aggregate of 28,952,779 shares of common stock, including 5,861,946 shares underlying common stock warrants, 5,714,286 shares of common stock issuable upon conversion of a convertible promissory note and 17,376,547 shares held directly.  The aggregate number of shares of common stock of the Issuer the Reporting Persons beneficially own represents 21.5% of the Issuer’s outstanding common stock after conversion of the note and exercise of the warrants based on 123,142,798 shares of common stock outstanding as of September 28, 2010 as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on October 12, 2010.

Lazarus Management, as the investment adviser and general partner of Lazarus Partners, may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners.

Mr. Borus, as the managing member of Lazarus Management, may also be deemed to beneficially own the shares of common stock beneficially owned by Lazarus Partners.

The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of February 1, 2011, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2011

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.001 per share, of PSI Corporation, a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 1, 2011

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus